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                             May 31, 2024

       Martin Lewis
       Chief Financial Officer
       Pearl Holdings Acquisition Corp
       767 Third Avenue, 11th Floor
       New York, NY 10017

                                                        Re: Pearl Holdings
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 10-K/A for the
fiscal year ended December 31, 2023
                                                            File No. 001-41165

       Dear Martin Lewis:

              We have reviewed your May 24, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14,
       2024 letter.

       Form 10-K/A for the fiscal year ended December 31, 2023

       Exhibits

   1. We note the certifications provided in Exhibits 31 and 32 refer to Form 10-K rather than
                                                        Form 10-K/A for the
year ended December 31, 2023. In addition, we note that the
                                                        certification provided
in Exhibit 32.2 refers to the incorrect period. Please file an amendment to your Form
10-K for the year ended December 31, 2023 with corrected
                                                        certifications.
 Martin Lewis
Pearl Holdings Acquisition Corp
May 31, 2024
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMartin Lewis                           Sincerely,
Comapany NamePearl Holdings Acquisition Corp
                                                         Division of
Corporation Finance
May 31, 2024 Page 2                                      Office of Real Estate
& Construction
FirstName LastName